1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Feb. 10, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/02/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2006/01/17: Chunghwa Telecom acquired equipments for Nan-Kang ALCATEL 7670 RSP ATM Card Repair (3 pcs), etc, which totaled NT$511,520,796.

2	Announcement on 2006/01/27: Announcement of the effect on financial reports as of the beginning of the fiscal year 2006 by Chunghwa for adopting the ROC’s SFAS NO.34.

3	Announcement on 2006/01/27: Chunghwa Telecom announced unaudited 2005 operating results

4	Announcement on 2006/02/06: Chunghwa Telecom announced the strategic alliance partners for mobile business in year 2006

5	Announcement on 2006/02/09: Chunghwa Telecom to conduct share buy-back

6	Announcement on 2006/02/10: Chunghwa Telecom announced its revenue of NT$15.28 billion for January 2006

7	Announcement on 2006/02/10: Jan 2006 sales

EXHIBIT 1

Chunghwa Telecom acquired equipments for Nan-Kang ALCATEL 7670 RSP ATM Card Repair (3 pcs), etc, which totaled NT$511,520,796.

Date of events: 2006/01/17

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Nan-Kang ALCATEL 7670 RSP ATM Card Repair (3 pcs), etc.

2. Date of the occurrence of the event: 2005/01/18~2006/01/17

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$511,520,796.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Taiwan International Standard Electronics Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price? : None.

13. Has an appraisal report not yet been obtained? : None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Material of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 2

Announcement of the effect on financial reports as of the beginning of the fiscal year 2006 by Chunghwa for adopting the ROC’s SFAS NO.34.

Date of events: 2006/01/27

Contents:

1. Date of occurrence of the event:2006/01/27

2. Name of the company: Chunghwa Telecom

3. Relationship to the company (listed company or affiliated company): Listed company

4. The shareholding ratios of mutual holding: NA

5. Cause of occurrence: According to the letter of Taiwan Stock Exchange Corporation (letter No.0940103236) dated 14 November 20005, companies listed on the TSEC are required to disclose the effect on financial reports as of the beginning of the fiscal year 2006 arised from adopting ROC’s SFAS NO.34.

(1) Impact arising from the change in the accounting principle on the company’s preliminary earnings as of 31 December 2005: NT$41,402,000.

(2) Impact arising from the change in the accounting principle on the company’s shareholders’ equity as of 31 December 2005: NT$0.

(3) All figures mentioned are unaudited by the accounting firms.

6. Countermeasures: NA

7. Any other matters that need to be specified: None

EXHIBIT 3

Chunghwa Telecom announced unaudited 2005 operating results

Date of events: 2006/01/27

Contents:

1. Date of occurrence of the event: 2006/01/27

2. Name of the company: Chunghwa Telecom

3. Relationship to the company (listed company or affiliated company): Listed company

4. The shareholding ratios of mutual holding: NA

5. Cause of occurrence: The company announced un-audited figures of 2005 year-end operating income totaled NT$56.65bn, earnings before tax of NT$57.70bn, net income of NT$46.22bn, EPS before tax of NT$5.98 and after tax of NT$4.79.

6. Countermeasures: NA

7. Any other matters that need to be specified:None

EXHIBIT 4

Chunghwa Telecom announced the strategic alliance partners for mobile business in year 2006

Date of events: 2006/02/06

Contents:

1. Date of occurrence of the event:2006/02/06

2. Counterparty to the contract:

1) Senao International Co., Ltd.

2) Synnex Technology International Corp.

3. Relationship to the Company: The strategic alliance partners.

4. Starting and ending dates or rescission date: 2006/04/01~2007/03/31

5. Major content (not applicable where rescinded):

1) Strategic alliance partners provide the mobile terminals for Chunghwa to sell.

2) Strategic alliance partners sell mobile phone numbers for Chunghwa at their shops.

6. Restrictive covenants (not applicable where rescinded): None.

7. Effect on company finances and business (not applicable where rescinded): None.

8. Concrete purpose/objective (not applicable where rescinded): To enhance Chunghwa’s competitiveness in mobile business.

9. Any other matters that need to be specified: None.

EXHIBIT 5

Chunghwa Telecom to conduct share buy-back

Date of events: 2006/02/09

Contents:

1. Date of occurrence of the event: 2006/02/09

2. Name of the company: Chunghwa Telecom Co., Ltd.

3. Relationship to the company (listed company or affiliated company): Listed company.

4. The shareholding ratios of mutual holding: NA

5. Cause of occurrence: The company resolved to conduct a share repurchase.

6. Countermeasures: NA

7. Any other matters that need to be specified: At an extraordinary session of its board of directors, Chunghwa Telecom decided to conduct a share repurchase or buy-back. Buying operations will be on the open market over a two-month period starting on February 10, 2006.

The Company expects to repurchase 250 million ordinary shares, representing 2.59% of the company’s total outstanding shares. The range of the repurchase price will be from NT$40 to NT$70 per share. Repurchased shares will be deregistered in six months.

The buyback will return excess capital to shareholders and improve the Company’s capital structure.

EXHIBIT 6

Chunghwa Telecom announced its revenue of NT$15.28 billion for January 2006

Date of events: 2006/02/10

Contents:

1. Date of occurrence of the event: 2006/02/10

2. Name of the company: Chunghwa Telecom Co., Ltd.

3. Relationship to the company (listed company or affiliated company): Listed company.

4. The shareholding ratios of mutual holding: None.

5. Cause of occurrence: Chunghwa Telecom’s revenue for January 2006 was

NT$15.28 billion, un-audited income from operations was NT$5.5 billion, net income was NT$4.5 billion and EPS was NT$0.46.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 7

Chunghwa Telecom

Feb 10, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
Jan	Invoice amount	17,553,825	18,215,381	- 661,556	-3.63%
Jan -Jan	Invoice amount	17,553,825	18,215,381	- 661,556	-3.63%
Jan	Net sales	15,275,198	15,305,503	- 30,305	-0.20%
Jan -Jan	Net sales	15,275,198	15,305,503	- 30,305	-0.20%

b	Trading purpose : None